SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

Index
1. Summary of 2009 Third Quarter Business Report
2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2009

Summary of 2009 Third Quarter Business Report
On November 16, 2009, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2009 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.
Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company
1.1. Business Purposes
The business purpose of KB Financial Group is to engage in the following business activities:

■	Ownership and management of companies that are engaged in financial services or activities closely related to financial services;

■	Funding of affiliated companies of KB Financial Group (including direct and indirect subsidiaries, the “Subsidiaries”);

■	Capital investment in Subsidiaries or procurement of funds for the Subsidiaries;

■	Joint development, marketing and use of facilities and IT systems with the Subsidiaries;

■	Lease and provision of brand, license, etc. to Subsidiaries;

■	Other businesses permitted by relevant laws and regulations; and

■	Other businesses incidental or related to the items listed above.
1.2. Business Purposes of Key Subsidiary
The business purpose of Kookmin Bank, our key subsidiary, is to engage in the following business activities:

■	The banking business as prescribed by the Banking Act;

■	The trust business as prescribed by the Financial Investment Services and Capital Markets Act;

■	The credit card business as prescribed by the Specialized Credit Financial Business Act; and

■	Other businesses incidental or related to the items listed above.

1.3. History

■	September 26, 2008 Obtained final approval from the Financial Services Commission to establish a financial holding company

■	September 29, 2008 Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

■	October 10, 2008 Listing on the Korea Exchange

■	October 20, 2008 The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

■	October 31, 2008 The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

■	May 4, 2009 Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

■	June 22, 2009 Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

■	September 4, 2009 Issued 30,000,000 shares of common stock pursuant to a rights offering (Won 37,250 per share)

■	September 28, 2009 Added Burrill-KB Life Sciences Fund as a second-tier subsidiary.

1.4. Overview of the Business Group
(As of November 16, 2009)

Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
KB Investment & Securities
KB Life Insurance
KB Asset Management
KB Real Estate Trust
KB Investment
KB Futures
KB Credit Information
KB Data Systems

2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
Kookmin Bank International
Kookmin Bank Cambodia PLC

	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed

	NPS-KBIC PEF No. 1.	KB Investment	Not listed
Burrill-KB Life Sciences Fund

(1)	Jooeun Industrial, a Kookmin Bank subsidiary, is in liquidation. KLB Securities, also a Kookmin Bank subsidiary, is undergoing bankruptcy proceedings. In addition, Kookmin Finance Asia Limited is in liquidation.

(2)	On June 22, 2009, KB Life Insurance was added as a first-tier subsidiary.

(3)	On May 4, 2009, Kookmin Bank Cambodia PLC was added as a second-tier subsidiary.

(4)	On September 28, 2009, Burrill-KB Life Sciences Fund was added as a second-tier subsidiary.
1.5. Capital Structure
1.5.1. Common Shares
Capital Increase
As of September 30, 2009
(Unit: Won, shares)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; percentage increase: 8.41865%

Number of Shares

As of September 30, 2009	(Unit: shares)

	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	386,351,693	386,351,693

*	The number of shares outstanding includes 47,407,671 shares of common stock for which voting rights are restricted.

As of October 21, 2009, 43,322,704 shares of common stock had restricted voting rights.
1.5.2. Treasury Stock
Not applicable
1.5.3. Voting Rights
As of September 30, 2009

Items		Number of shares		Notes
Total number of issued shares	Common shares	386,351,693		—
	Preferred shares	—		—
Shares without voting rights	Common shares	—		—
	Preferred shares	—		—
Shares whose voting rights are restricted under relevant laws and regulations	Common Shares	47,407,671	(1)	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—		—
Total shares for which voting rights may be exercised	Common shares	338,944,022	(2)	—
	Preferred shares	—		—

(1)	43,322,704 shares of common stock as of October 21, 2009

(2)	343,028,989 shares of common stock as of October 21, 2009.

1.6. Dividend

September 29, 2008 to
Items		December 31, 2008
Par value per share (Won)		5,000
Net income (Won in Millions)		611,927
Earnings per share (Won)		2,078
Total cash dividends (Won in Millions)		—
Total stock dividends (Won in Millions)		—
Propensity to cash dividends (%)		—
Cash dividend yield (%)	Common Shares	—
	Preferred Shares	—
Stock dividend yield (%)	Common Shares	—
	Preferred Shares	—
Cash dividend per share (Won)	Common Shares	—
	Preferred Shares	—
Stock dividend per share (Shares)	Common Shares	—
	Preferred Shares	—

2. Business
2.1. Results of Operations

	(Unit: in millions of Won)
		For the two-day
		period from	For the period from
	For the nine-month	September 29, 2008	September 29, 2008
	period ended	to September 30,	to December 31,
	September 30, 2009	2008	2008
Operating revenues	633,322	568,853	635,268
Gain on valuation of equity method investments	623,339	568,853	633,981
Interest income	9,741	0	1,287
Gain on valuation and disposal of securities	92	0	—
Reversal of provision for loan losses	150	0	—
Operating expenses	111,525	704	23,197
Loss on valuation of equity method investments	44,364	321	10,096
Interest expense	42,096	9	3,063
Loss on valuation and disposal of loans receivable	0	0	1,000
Commission expenses	4,345	5	2,270
Selling and administrative expenses	20,720	369	6,768
Income before income tax expense	521,797	568,149	612,071
2.2. Source and Use of Funds
2.2.1. Source of Funds

	(Unit: in millions of Won, %)
	As of and for the nine-month		As of December 31, 2008 and
	period ended September 30,		for the period from September
	2009		29, 2008 to December 31, 2008
	Ending Balance	Ratio (%)	Ending balance	Ratio (%)
Shareholders’ Equity	17,434,796	95.55	15,828,611	95.54
Common stock	1,931,758	10.59	1,781,758	10.76
Capital surplus	16,428,852	90.03	15,473,511	93.39
Capital adjustments	(3,166,277)	(17.35)	(3,145,102)	(18.98)
Accumulated other comprehensive income (loss)	1,081,802	5.93	1,087,503	6.56
Retained earnings	1,158,661	6.35	630,941	3.81
Liabilities	812,870	4.45	739,408	4.46
Borrowings	798,195	4.37	730,572	4.41
Other liabilities	14,675	0.08	8,836	0.05

Total liabilities and shareholders’ equity	18,247,666	100.00	16,568,019	100.00

2.2.2. Use of Funds

	(Unit: in millions of Won, %)
	As of September 30, 2009		As of December 31, 2008
	Ending balance	Ratio (%)	Ending balance	Ratio (%)
Investment securities accounted for under the equity method	17,181,933	94.16	16,345,052	98.65
Kookmin Bank	16,343,971	89.57	15,506,919	93.59
KB Investment & Securities	392,117	2.15	419,267	2.53
KB Life Insurance	75,143	0.41	—	—
KB Asset Management	89,539	0.49	116,458	0.70
KB Real Estate Trust	112,428	0.62	97,469	0.59
KB Investment	105,684	0.58	103,788	0.63
KB Futures	35,375	0.19	38,206	0.23
KB Credit Information	22,796	0.12	44,488	0.27
KB Data Systems	4,880	0.03	18,457	0.11
Loans	169,150	0.93	199,000	1.20
Property and equipment	2,116	0.01	3,214	0.02
Cash and due from banks	866,931	4.75	1,849	0.01
Other assets	27,536	0.15	18,904	0.12

Total	18,247,666	100.00	16,568,019	100.00

2.3. Other Information for Investment Decision
2.3.1. BIS Risk-adjusted Capital Ratios

			(Unit: in millions of Won, %)
	As of September 30, 2009		As of December 31, 2008
Total Capital (A)	24,407,815		21,937,230
Risk-weighted assets (B)	190,975,908		187,086,336
BIS ratio (A/B)(1)	12.78	(2)	11.73

(1)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

(2)	Estimate
2.3.2. Credit ratings

		Credit	Company	Evaluation
Date of Rating	Evaluated Securities	Rating	(Ratings Range)	Category
06/30//2009	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
06/29/2009	Debentures	AAA	NICE Ratings (AAA ~ D)	Case evaluation
08/04/2009	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation

3. Financial Information
3.1. Non-Consolidated Condensed Financial Information

	(Unit: in millions of Won)
		As of December 31,
		2008 and for the
		period from
	As of and for the nine-month	September 29, 2008
	period ended September 30,	to December 31,
	2009	2008
Assets
Cash and due from banks	866,931	1,849
Equity method investments	17,181,933	16,345,052
Loans	169,150	199,000
Property and equipment	2,116	3,214
Other assets	27,536	18,904
Total assets	18,247,666	16,568,019
Liabilities
Borrowings	798,195	730,572
Other liabilities	14,675	8,836
Total liabilities	812,870	739,408
Shareholders’ equity
Common stock	1,931,758	1,781,758
Capital surplus	16,428,852	15,473,511
Capital adjustment	(3,166,277)	(3,145,102)
Accumulated other comprehensive income ( loss)	1,081,802	1,087,503
Retained earnings	1,158,661	630,941
Total shareholders’ equity	17,434,796	15,828,611
Total liabilities and shareholders’ equity	18,247,666	16,568,019
Operating revenues	633,322	635,268
Operating income	521,797	612,071
Net income (loss)	521,981	611,927
Earnings per share — basic	1,633	2,078
Earnings per share — diluted	1,633	2,078

3.2. Consolidated Condensed Financial Information

(Unit: in millions of Won)
As of December 31, 2008
and for the period from
September 29, 2008 to
December 31, 2008
Assets
Cash and due from banks	8,316,197
Equity method investments	38,985,268
Loans	198,930,186
Property and equipment	3,502,549
Other assets	17,814,591
Total assets	267,548,791
Liabilities
Deposits	162,210,372
Borrowings	63,495,480
Other liabilities	25,780,892
Total liabilities	251,486,744
Shareholders’ equity
Common stock	1,781,758
Capital surplus	15,473,511
Capital adjustment	(3,145,102)
Accumulated other comprehensive income(loss)	1,087,503
Retained earnings	630,941
Minority Interest	233,436
Total shareholders’ equity	16,062,047
Total liabilities and shareholders’ equity	267,548,791
Operating revenues	29,729,283
Operating income	627,301
Income from continuing operations	609,828
Net income (loss)	609,828
Net income for controlling interest	611,927
Number of consolidated companies	12
3.3. Other Financial Information
See Exhibit 99.1 — KB Financial Group Review Report by our independent auditors for our full non-consolidated financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbfng.com.

4. Independent Public Accountants
4.1. Audit / Review Services

(units: millions of Won, hours)
				Accrued Time
Period	Auditor	Activity	Compensation	(hrs)
January 1 to September 30, 2009	Samil PricewaterhouseCoopers	Third quarter review	250 (annualized basis)	858
		First half review		2,502
		First quarter review		840
September 29 to December 31, 2008	Samil PricewaterhouseCoopers	Annual audit	170	1,527
		Interim audit, etc.		2,094
4.2. Non-Audit Services

(units: millions of Won)
Period	Contract date	Activity	Service period	Compensation
January 1 to September 30, 2009	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

5. Corporate Governance and Affiliated Companies
5.1. Board of Directors & Committees under the Board
The board of directors currently consists of two executive directors and nine non-executive directors. The following committees currently serve under our board of directors:

■	Board Steering Committee

■	Audit Committee

■	Management Strategy Committee

■	Risk Management Committee

■	Evaluation & Compensation Committee

■	Non-Executive Director Nominating Committee

■	Audit Committee Member Nominating Committee
For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors below.
5.2. Audit Committee
The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors
5.3.1. Compensation to Directors (including Non-executive Directors) and Audit Committee Members

	(Unit: in millions of Won)
		Total payment
		(for the nine-month
	Total amount approved	period ended
	at Shareholders’	September 30, 2009)	Average payment
	Meeting (1)	(2) (5) (6)	per person (3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)	5,000	1,385	693	(4)

Non-executive Directors (excluding audit committee members)	5,000	181	45	4 persons

Non-executive Directors who are audit committee members	5,000	238	48	5 persons

(1)	Excludes long-term incentives.

(2)	Represents total amount paid as of September 30, 2009.

(3)	Represents (i) the total amount paid for the nine-month period ended September 30, 2009 divided by (ii) the total number of persons.

(4)	Excludes compensation to directors who concurrently hold more than one position within the Company and its subsidiaries (Vice Chairman of the Company).

(5)	Compensation to directors is subject to the Company’s internal policies on compensation to directors.

(6)	In addition to the total payments as presented in the table, we recorded Won 1,180.3 million on our financial statements as of and for the nine-month period ended September 30, 2009 with respect to performance-based long-term incentives to directors, the payment and amount of which are determined following the expiration of their terms of office.

5.4. Affiliated Companies
5.4.1. List of Affiliated Companies
Affiliated companies of KB Financial Group and its ownership of such companies as of September 30, 2009 are as follows.

■	Kookmin Bank (100.00%)

■	KB Investment & Securities (100.00%)

■	KB Life Insurance (51.00%)

■	KB Asset Management (100.00%)

■	KB Real Estate Trust (100.00%)

■	KB Investment (100.00%)

■	KB Futures (100.00%)

■	KB Credit Information (100.00%)

■	KB Data Systems (100.00%)

6. Directors, Senior Management and Employees
6.1. Executive Directors
Our two executive directors consist of the CEO & Vice Chairman and President & Chief Operating Officer as of October 16, 2009.
The names and positions of our executive directors, and the number of shares of KB Financial Group’s common stock they own are set forth below as of October 16, 2009.

Name	Date of Birth	Position	Common Shares Owned
Chung Won Kang	12/19/1950	CEO & Vice Chairman	—
Jung Hoe Kim	09/19/1949	President & Chief Operating Officer	1,754
6.2. Non-Executive Directors
Our current non-executive directors and the number of shares of KB Financial Group’s common stock they own as of October 16, 2009 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Dam Cho	08/01/1952	Non-Executive Director	1,207
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	2,507
Bo Kyung Byun	08/09/1953	Non-Executive Director	926
Sang Moon Hahm	02/02/1954	Non-Executive Director	1,467
Han Kim	02/17/1954	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Jae Mok Cho	01/05/1961	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	1,392

6.3. Senior Management
In addition to the executive directors who are also our executive officers, we had the following four executive officers as of October 16, 2009.

Name	Date of Birth	Position	Common Shares Owned
In Gyu Choi	12/23/1955	Deputy President & Chief Strategy Officer	117
Kap Shin	09/04/1955	Deputy President & Chief Financial Officer	567
Heung Woon Kim	07/20/1957	Deputy President & Chief Information Officer	1,937
Donghyun Ji	04/22/1958	Deputy President	678
Jong Chan Ryu	07/22/1957	Managing Director & Chief Human Resources Officer	161

6.4. Employees
The following table shows the breakdown of our employees as of September 30, 2009.

	(Unit: in millions of Won)
			Total Payment
			(for the nine-month
		Average Tenure of	period ended	Average Payment
	Number of Employees	Employees (years)	September 30, 2009) (1)	per Person (2)
Total	105	1 year	7,626	73

(1)	Represents the total amount paid for the nine-month period ended September 30, 2009.

(2)	Represents (i) the total amount paid for the nine-month period ended September 30, 2009 divided by (ii) the total number of employees.

7. Major Stockholders and Related Party Transactions
7.1. Major Stockholders
The following table presents information regarding holders of 5% or more of our total issued shares as of September 30, 2009:

	(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Kookmin Bank	43,322,704	11.21
Citibank, N.A.(1)	39,193,032	10.14
Korean National Pension Service	21,199,372	5.49
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each stockholder in the table above represents the sum of (x) the number of shares it held as of the record date of the rights offering (July 27, 2009) and (y) the number of shares it subscribed in the rights offering. However, the number of shares for Kookmin Bank is presented as of October 21, 2009.

(1)	Based on 386,351,693 shares of common stock.

(2)	Depositary under the Company’s ADR program.
7.2. Changes in the Largest Shareholder

	(Unit: Shares, %)
	Date of Change/
	Date of Change in	Number of Shares of	Percentage of Total
Name	Ownership Level	Common Stock	Issued Shares
Korean National Pension Service	September 2, 2009	21,199,372	5.49	(1)
Korean National Pension Service	July 27, 2009	19,673,220	5.52	(2)
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change / change in ownership level is the date as indicated on the public filing disclosing changes in shareholdings in the Company.

(1)	Based on 386,351,693 shares of common stock issued as of September 2, 2009.

(2)	Based on 356,351,693 shares of common stock issued as of July 27, 2009.

7.3. Investments in Affiliated Companies
As of September 30, 2009

	(Units: shares, millions of Won, %)
	Ending Balance			Total Assets as	Net Income (loss)
	Number of	Shareholding		of the latest	for the latest
Name	shares	percentage	Book value	fiscal year	fiscal year	Notes
Kookmin Bank	496,379,116	100	16,343,971	262,093,177	1,510,784		(1)
KB Investment & Securities	15,600,000	100	392,117	1,049,661	46,972		(2)
KB Life Insurance	15,912,000	51	75,143	1,953,698	(3,660)		(2)
KB Asset Management	7,667,550	100	89,539	103,669	27,864		(2)
KB Real Estate Trust	16,000,000	100	112,428	221,353	1,176		(1)
KB Investment	8,951,797	100	105,684	115,385	3,193		(1)
KB Futures	4,000,000	100	35,375	165,571	5,688		(2)
KB Credit Information	1,252,400	100	22,796	50,573	4,131		(1)
KB Data Systems	800,000	100	4,880	46,532	6,279		(1)

Total	566,562,863	—	17,181,933	—	—

*	The above items represent the Company’s holding of investment securities of its Subsidiaries, which are accounted for under the equity method.

**	The total assets and net income amounts stated above are based on the non-consolidated financial statements of each Subsidiary as of and for the period stated in the accompanying notes.

(1)	As of or for the year ended December 31, 2008.

(2)	As of March 31, 2009 or for the period from April 1, 2008 to March 31, 2009

7.4. Related Party Transactions
7.4.1. Equity Investments in Subsidiaries
With the exception of KB Life Insurance, the Company acquired the common shares of the Subsidiaries listed above in “7.3. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company. KB Life Insurance, which was formerly a subsidiary of Kookmin Bank and therefore a second-tier subsidiary of the Company, became a first-tier subsidiary of the Company on June 22, 2009.
7.4.2. Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014
KB Real Estate Trust	Subsidiary	Loans	70	70	CD 3M + 226 bps	June 29, 2011
KB Investment	Subsidiary	Loans	20	20	CD 3M + 221 bps	June 29, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)
Date: November 16, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO